PROSPECTUS SUPPLEMENT
(To Prospectus dated April 20, 1995)
                                4,000,000 SHARES

                        GENERAL GROWTH PROPERTIES, INC.
                                  COMMON STOCK
                           (PAR VALUE $.10 PER SHARE)
                          ---------------------------

     General Growth Properties, Inc. (the "Company") owns, operates, acquires, develops and manages enclosed mall shopping centers. The Company currently owns interests in sixty-one enclosed mall shopping centers and two properties under development located in thirty states through its interests in GGP Limited Partnership (the "Operating Partnership") and GGP/Homart, Inc. ("GGP/Homart"). The Company has qualified as a real estate investment trust (a "REIT") for federal income tax purposes.

     All of the shares of common stock of the Company, par value $.10 per share (the "Common Stock"), offered hereby will be sold by the Company (the "Offering"). The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "GGP". The last reported sale price of the shares of Common Stock on the NYSE on August 4, 1997 was $34.75 per share. See "Price Range of Common Stock and Distributions."

     The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Common Stock" in the accompanying Prospectus.
                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ---------------------------

    Lehman Brothers Inc. (the "Underwriter") has agreed to purchase from the Company 4,000,000 shares of Common Stock for an aggregate purchase price of $135.6 million, or $33.90 per share. The Company has granted the Underwriter an option for 30 days to purchase up to 600,000 additional shares of Common Stock at a purchase price of $33.90 per share, solely to cover over-allotments. If such option is exercised in full, the total proceeds to the Company will be $155.9 million, before deducting expenses payable by the Company, estimated to be approximately $100,000.

    The Underwriter proposes to offer the 4,000,000 shares of Common Stock included in the Offering from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. See "Underwriting."

    The Company and the Operating Partnership have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
                          ---------------------------

    The shares of Common Stock offered hereby are offered by Lehman Brothers Inc., as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected the certificates for the shares will be ready for delivery in New York, New York on or about August 8, 1997.
                          ---------------------------

                                LEHMAN BROTHERS
August 4, 1997

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following information in this Prospectus Supplement is qualified in its entirety by the detailed information appearing in the accompanying Prospectus or incorporated herein or therein by reference.

                                  THE COMPANY

     The Company is a self-managed real estate trust which, through its general partnership interest in GGP Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and its interest in GGP/Homart, Inc. ("GGP/Homart"), owns, operates, acquires, develops and manages enclosed mall shopping centers located throughout the United States. The Company and the Operating Partnership together own, directly or indirectly, 100% of thirty-four enclosed mall shopping centers, a 50% interest in two other enclosed mall shopping centers and one property under development containing an aggregate of approximately 26.7 million square feet of gross retail space, including anchor stores, freestanding stores and mall tenant areas ("GLA"). In addition, the Company, through the Operating Partnership's ownership of stock in GGP/Homart, owns a 38.2% interest in substantially all of the regional mall assets formerly owned by a subsidiary of Sears, Roebuck & Co. GGP/Homart currently owns interests in twenty-five shopping centers and one property under development containing an aggregate of approximately 23.1 million square feet of GLA. The Company has qualified as a real estate investment trust (a "REIT") for federal income tax purposes.

     The Company's principal executive offices are located at 55 West Monroe Street -- Suite 3100, Chicago, Illinois 60603, and its telephone number is (312) 551-5000.

                                  THE OFFERING

     All capitalized terms used herein and not defined herein shall have the meanings provided in "Description of the Common Stock" in the Prospectus. For a more complete description of the terms of the Common Stock used in the following summary, see "Description of the Common Stock" in the Prospectus.

Common Stock offered hereby...............    4,000,000 shares
Common Stock to be outstanding after the
  Offering(1).............................    34,767,097 shares (53,055,044 shares(2)(3))
Use of Proceeds...........................    To repay certain indebtedness and for general corporate
                                              purposes, including possible future acquisitions and the
                                              development of enclosed mall shopping centers. See "Use
                                              of Proceeds."
NYSE trading symbol.......................    GGP

-------------------------
(1) Assumes that the Underwriter's over-allotment option is not exercised. See "Underwriting."

(2) Assumes that the partnership units of the Operating Partnership which are not held by the Company have been exchanged for Common Stock.

(3) Assumes that shares of GGP/Homart which are not held by the Operating Partnership and are exchangeable for an indeterminate number of shares of Common Stock on or after December 22, 1997 are not so exchanged.

                            RECENT OPERATING RESULTS

     Total revenue, including the Company's pro rata share of the revenues of GGP/Homart and General Growth Management, Inc., for the six months ended June 30, 1997 was $202.4 million compared with $169.7 million for the same period in 1996. Total net operating income (revenues minus operating expenses) for the six months ended June 30, 1997 was $110.8 million, representing an increase of 11% over the same period in 1996. Net income for the six months ended June 30, 1997 increased to $58.7 million from $12.0 million for the same period in 1996. Net earnings per share for the six months ended June 30, 1997 and June 30, 1996 were $1.91 and $.44, respectively. Net income for the six months ended June 30, 1997 includes a net gain of $58.9 million ($1.21 per share) from the sale of the Company's interest in CenterMark Properties, Inc. Total Funds from Operations for the six months ended June 30, 1997 increased 30% to $64.3 million from $49.4 million for the same period in 1996. The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds from Operations as net income (loss) (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In calculating Funds from Operations, the Company also excludes non-cash straight line rent. Funds from Operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $135.5 million ($155.8 million if the Underwriters' over-allotment option is exercised in full) after deduction of the underwriting discount and expenses payable by the Company. The Company intends to use approximately $113.0 million of the proceeds of the Offering to repay outstanding indebtedness under two credit facilities with First Bank National Association (the "Credit Facilities"). The Credit Facilities bear interest at LIBOR plus 1.50% (7.21% at June 30, 1997) and mature in June 1998. The balance of the net proceeds of the Offering will be used for general corporate purposes, including possible future acquisitions and the development of enclosed mall shopping centers.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The provisions of the Internal Revenue Code of 1986, as amended (the "Code"), pertaining to REITs are highly technical and complex. The following is a summary of the material provisions which currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions which govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the United States Treasury Regulations ("Treasury Regulations") promulgated thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address foreign, state or local taxation considerations or issues that arise as a result of an investor's special circumstances or special status under the Code.

     Investors are urged to consult their own tax advisors with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction. Foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company including the possibility of U.S. income tax withholding on Company distributions.

     In the opinion of Neal, Gerber & Eisenberg, tax counsel to the Company, commencing with its taxable year ended December 31, 1993, the Company has been organized and operated in a manner that has enabled it to qualify as a REIT under Sections 856 through 860 of the Code, and its proposed method of operation will enable it to continue to so qualify. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service or any court. Accordingly, no assurance can be given that the Company has so qualified or will continue to so qualify. The Company's ability to qualify as a REIT under the requirements of the Code and the Treasury Regulations promulgated thereunder is dependent upon actual operating results.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be a passive investor in operating real estate and to avoid excessive concentration of ownership of its stock. First, its principal activities must be real estate related. Generally, at least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. The Company may not own more than 10% of the outstanding voting securities of any corporation and the value of any one issuer's securities may not exceed 5% of the Company's gross assets; shares of qualified REITs and of certain wholly owned subsidiaries are exempt from this prohibition. The Company holds all of the outstanding preferred stock of General Growth Management, Inc. ("GGMI"), currently representing a 100% economic interest therein. In the opinion of tax counsel, based on certain factual representations, the Company's ownership in GGMI will not cause it to violate the 5% value or 10% voting stock test. Additionally, gross income from the sale or other disposition of stock and securities held for less than one year, the sale or other disposition of real property held for less than four years and from certain other sources must constitute less than 30% of the gross income for each taxable year of a REIT. For each taxable year, at least 75% of a REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gains from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and, subject to certain limited exceptions, the REIT may not manage the property or furnish services to residents except through an independent contractor which is paid an arms'-length fee and from which the REIT derives no income.

     For the Company to remain qualified as a REIT, no more than 50% in value of the outstanding Capital Stock including, in some circumstances, stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of the Company's taxable year. Accordingly, the Certificate of Incorporation of the Company, as amended, contains provisions restricting the acquisition of shares of Capital Stock. See "Description of Common Stock -- Restrictions on Transfer" in the accompanying Prospectus.

     So long as the Company qualifies for taxation as a REIT and distributes at least 95% of the sum of (a) its REIT taxable income (as computed without regard to net capital gains or the dividends-paid deduction) and (b) its net income (after tax) from foreclosure property for its taxable year to its stockholders annually, the Company itself will not be subject to Federal income tax on that portion of such income distributed to stockholders. The Company will be taxed at regular corporate rates on all income not distributed to stockholders. The Company's policy is to distribute at least 95% of the sum of its REIT taxable income and net income from foreclosure property. REITs may also incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

     In the case of a REIT which is a partner in a partnership, such as the Company, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn the income of the partnership attributable to such share. In addition, for purposes of satisfying the asset and income tests described above, the character of the gross income and assets in the hands of the partnership remains the same when allocated to the REIT. Accordingly, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities, and items of income of the Company for purposes of qualifying as a REIT.

     Failure of the Company to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon investors. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause rather than willful neglect and certain other conditions are met. The Company would be subject to Federal income tax at corporate rates on all of its taxable income and would not be able to deduct the dividends paid, which could result in a discontinuation of or substantial reduction in dividends to stockholders. Dividends would also be subject to the regular tax rules applicable to dividends received by stockholders of corporations. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of the Company, the imposition of a substantial Federal income tax liability on the Company attributable to such nonqualifying tax years may adversely affect the Company's ability to pay dividends. In the event that the Company fails to meet certain income tests of the tax law, it may, generally, nonetheless retain its qualification as a REIT if it pays a 100% tax on the amount by which it failed to meet the income tests so long as its failure was due to reasonable cause and not willful neglect. Any such taxes would adversely affect the Company's ability to pay dividends.

     As long as the Company qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taxable to such stockholders as ordinary income. Corporate stockholders will not be entitled to the dividends-received deduction with respect to distributions by the Company. Distributions that are designated as capital gain dividends will be taxable to stockholders as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions by the Company in excess of its current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's shares, but rather, will be a nontaxable reduction in a stockholder's adjusted basis in such shares to the extent thereof and thereafter will be taxed as capital gain.

     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Capital Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations; gain arising from the sale or other disposition of capital stock, however, will not be treated as investment income unless the stockholder elects to have the gain taxed at ordinary income rates. The Company will notify the stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain. In general, any gain or loss realized upon a taxable disposition of the Capital Stock by a stockholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Capital Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Capital Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Capital Stock may be disallowed if other shares of the Capital Stock are purchased within 30 days before or after the disposition.

     The Company will report to its domestic stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder: (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders that fail to certify their non-foreign status to the Company.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock is listed on the NYSE under the symbol "GGP." The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock as reported by the NYSE, and the distributions per share declared for such periods.

                                                     HIGH     LOW     DISTRIBUTIONS
                                                     ----     ---     -------------
1995
  1st Quarter.....................................  $22.63   $20.38       $.41
  2nd Quarter.....................................   21.75    19.38        .41
  3rd Quarter.....................................   20.63    19.00        .41
  4th Quarter.....................................   21.63    18.50        .43
1996
  1st Quarter.....................................  $24.00   $20.63       $.43
  2nd Quarter.....................................   24.63    22.63        .43
  3rd Quarter.....................................   26.00    23.50        .43
  4th Quarter.....................................   32.75    23.88        .43
1997
  1st Quarter.....................................  $32.13   $30.25       $.45
  2nd Quarter.....................................   33.75    31.13        .45
  3rd Quarter (through August 4)..................   35.75    32.50         --

     On August 4, 1997, the last reported sale price of the Common Stock on the NYSE was $34.75.

     Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant.

     The Company has a dividend reinvestment program under which common stockholders may elect to automatically reinvest their dividends in, as well as make optional cash contributions for, shares of Common Stock. The dividend reinvestment program is administered by Norwest Bank Minnesota, N.A. which arranges for the purchase of shares of Common Stock in the open market based on the directions of the participants enrolled in the program.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the related Pricing Agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase from the Company, 4,000,000 shares of Common Stock.

     Under the terms and conditions of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Common Stock included in the Offering, if any are taken.

     The Underwriter proposes to offer the 4,000,000 shares of Common Stock included in the Offering from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. In connection with the sale of the 4,000,000 shares of Common Stock included in the Offering, the Underwriter may be deemed to have received compensation from the Company in the form of underwriting discounts. The Underwriter may effect such transactions by selling Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Common Stock for whom they may act as agents or to whom they may sell as principal.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if the Underwriter sells more shares of Common Stock than are set forth on the cover page of this Prospectus), the Underwriter may reduce that short position by purchasing shares of Common Stock in the open market. The Underwriter also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has granted the Underwriter an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any.

     The Company has agreed that, for a period of 90 days from the date of this Prospectus Supplement, it will not, directly or indirectly, offer for sale, contract to sell, sell or otherwise dispose of any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock in an underwritten offering to the public (other than the shares offered hereby and any Operating Partnership units or Common Stock that may be issued in connection with any acquisition of a property or business), or sell or grant options, rights or warrants with respect to any Common Stock (except pursuant to customary compensation arrangements and employee benefit plans) without the prior written consent of the Underwriter.

     The Company and the Operating Partnership have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock pursuant to this Prospectus Supplement will be passed upon for the Company by Neal, Gerber & Eisenberg, Chicago, Illinois. Certain legal matters relating to the Offering will be passed upon for the Underwriter by Rogers & Wells, New York, New York.

            ======================================================

     NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                          ---------------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
            PROSPECTUS SUPPLEMENT
The Company............................  S-3
The Offering...........................  S-3
Recent Operating Results...............  S-4
Use of Proceeds........................  S-4
Federal Income Tax Considerations......  S-4
Price Range of Common Stock and
  Distributions........................  S-7
Underwriting...........................  S-7
Legal Matters..........................  S-8
                 PROSPECTUS
Available information..................    2
Incorporation of Certain Documents by
  Reference............................    2
The Company............................    3
Use of Proceeds........................    3
Consolidated Ratio of Earnings to Fixed
  Charges and Preferred Stock
  Dividends............................    3
Capital Stock..........................    4
Description of Common Stock............    4
Description of Preferred Stock.........    7
Description of Depositary Shares.......   10
Description of Common Stock Warrants...   12
Plan of Distribution...................   13
Validity of Securities.................   14

            ======================================================

            ======================================================

                                4,000,000 SHARES

                                 GENERAL GROWTH
                                PROPERTIES, INC.

                                  COMMON STOCK
                           (PAR VALUE $.10 PER SHARE)

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                 August 4, 1997

                          ---------------------------

                                LEHMAN BROTHERS

             ======================================================